Exhibit 99.1

The Hague – November 13, 2014

Aegon’s earnings impacted by assumption changes and model updates

•	Outcome of annual assumptions review impacts underlying earnings

•	Underlying earnings amount to EUR 291 million, impacted mainly by actuarial assumption changes

•	Fair value items loss of EUR 296 million, due mostly to hedging programs and model updates

•	Net income amounts to EUR 52 million

•	Return on equity of 5.0%, or 8.5% excluding assumption changes and model updates

•	Double-digit sales growth demonstrates strength of franchise

•	Gross deposits up 38% to EUR 15.2 billion, driven by asset management and variable annuities; net deposits up 20% to EUR 3.5 billion

•	Life sales increase 34% to EUR 552 million, as a result of strong production across markets

•	Accident & health and general insurance sales 40% higher to EUR 257 million, driven by US

•	Profitability of sales remains strong despite lower market consistent value of new business at EUR 192 million; decline driven by lower interest rates and changes in product mix

•	Total revenue-generating investments increase to EUR 538 billion

•	One-time items impact capital position and cash flows

•	Holding excess capital of EUR 1.5 billion following payment of interim dividend

•	Solvency ratio declines to 202%, mainly due to change in valuation methodology for Dutch mortgages

•	Operational free cash flows excluding market impacts and one-time items of EUR 275 million

Statement of Alex Wynaendts, CEO

“Our earnings this quarter were significantly impacted by changes to our assumptions and updates to our actuarial models. Over the past year, as part of an ongoing commitment to deliver operational excellence, we have intensified efforts to review and enhance our models where necessary.

“At the same time, we are pleased to report another quarter of strong profitable sales growth across our businesses. The trust that new and existing customers place in Aegon is reflected in strong inflows in our asset management, variable annuity, mutual fund and retirement businesses, together with securing the largest ever buy-out contract in the Dutch pension market.

“Our continued commitment to optimizing our portfolio is demonstrated by the sale of our Canadian operations. While uncertainties due to the current regulatory environment persist, we remain focused on executing our strategy and achieving our long-term ambitions.”

Key performance indicators

amounts in EUR millions b)	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax	1	291	514	(43)	550	(47)	1,303	1,495	(13)
Net income		52	343	(85)	236	(78)	787	700	12
Sales	2	2,333	2,066	13	1,697	38	6,485	5,410	20
Market consistent value of new business	3	192	221	(13)	285	(33)	636	719	(12)
Return on equity	4	5.0%	8.8%	(44)	11.0%	(55)	7.2%	8.8%	(18)

All comparisons in this release are against the third quarter of 2013, unless stated otherwise.

Media relations	Investor relations
Marcel van Beusekom	Willem van den Berg
+31 (0) 70 344 8572	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Sale of Canadian business for CAD 600 million

•	Tsinghua Tongfang new joint venture partner in China

•	Knab, Aegon’s online bank in the Netherlands, is gaining popularity

Aegon’s ambition

Aegon continues to pursue its strategic aim to be a leader in all of its chosen markets, supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio, Deliver operational excellence, Enhance customer loyalty, and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

Aegon is committed to continually assessing its businesses to ensure they contribute to the company meeting its strategic objectives. After a comprehensive strategic review, Aegon has announced that it has reached an agreement to sell its Canadian life insurance, asset management and mutual fund operations to Wilton Re for CAD 600 million. The transaction is expected to close during the first quarter of 2015 and proceeds from the sale will be used to reduce leverage. The sale and leverage reduction will improve the company’s return on equity by 40 basis points.

In China, Tsinghua Tongfang, one of the country’s premier information technology companies, will replace CNOOC as Aegon’s joint venture partner. The joint venture will combine Aegon’s experience as an international insurer with Tsinghua Tongfang’s technological expertise to help take the business to its next stage of growth and development.

Deliver operational excellence

Aegon’s mortgage origination business in the Netherlands has long been an example of operational excellence. High standards of customer service and efficient processing have helped grow the business to a new business market share of around 13%. In 2013, Aegon established a Dutch mortgage fund and this longer duration asset class is proving popular among investors, specifically other pension providers without own mortgage origination capabilities. More than half of Aegon’s third quarter 2014 mortgage production has been allocated to third party investors, with assets in the Dutch mortgage fund now exceeding EUR 2 billion.

Enhance customer loyalty

An essential element of Aegon’s strategy is to get closer to its customers by increasing innovation at all levels of the organization. Technology is enabling Aegon to respond quicker to changing markets and customer behavior, to create a more customer-centric culture. Knab, Aegon’s unique online bank in the Netherlands, is quickly gaining popularity by focusing on simple to use tools to help customers manage their finances and prepare for their financial future. Supported by the recent launch of an account dedicated to addressing the needs of small business owners, Knab’s total number of customers has doubled while savings balances have increased to over EUR 800 million.

As part of the Building Public Trust Awards, Aegon was awarded the International Award in recognition of the company’s transparency of both financial and non-financial information. The award category consisted of around 100 international companies participating in the International Integrated Reporting Council’s (IIRC) pilot program. The judging panel of the Building Public Trust Awards referred to Aegon as “one of the leaders showing the way forward.”

Financial overview c)

EUR millions	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax
Americas		134	331	(60)	367	(64)	767	1,015	(24)
The Netherlands		127	131	(3)	114	11	386	330	17
United Kingdom		28	32	(12)	22	21	86	67	28
New Markets		40	62	(36)	72	(45)	163	181	(10)
Holding and other		(37)	(41)	10	(25)	(46)	(99)	(98)	(2)

Underlying earnings before tax		291	514	(43)	550	(47)	1,303	1,495	(13)
Fair value items		(296)	(263)	(13)	(457)	35	(675)	(1,022)	34
Realized gains / (losses) on investments		85	198	(57)	202	(58)	392	395	(1)
Net impairments		5	(3)	—	(46)	—	(6)	(121)	95
Other income / (charges)		(29)	(14)	(109)	(42)	31	(49)	(19)	(157)
Run-off businesses		(31)	(1)	—	2	—	(18)	7	—

Income before tax		23	432	(95)	209	(89)	947	735	29
Income tax		29	(88)	—	27	7	(160)	(35)	—

Net income		52	343	(85)	236	(78)	787	700	12

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		52	343	(85)	236	(78)	787	699	13
Non-controlling interests		—	—	—	—	(50)	—	1	(82)
Net underlying earnings		235	382	(38)	476	(51)	987	1,181	(16)

Commissions and expenses		1,398	1,471	(5)	1,452	(4)	4,296	4,403	(2)
of which operating expenses	9	826	810	2	818	1	2,415	2,437	(1)

New life sales
Life single premiums		1,806	1,247	45	1,282	41	4,115	4,425	(7)
Life recurring premiums annualized		372	386	(4)	283	31	1,111	988	12

Total recurring plus 1/10 single		552	511	8	412	34	1,522	1,431	6
New life sales
Americas	10	141	125	13	116	22	382	350	9
The Netherlands		99	37	165	23	—	169	111	53
United Kingdom		250	278	(10)	222	13	777	800	(3)
New markets	10	61	71	(13)	51	20	194	170	14

Total recurring plus 1/10 single		552	511	8	412	34	1,522	1,431	6
New premium production accident and health insurance		241	235	2	167	44	737	565	30
New premium production general insurance		16	17	(7)	16	1	51	44	16

Gross deposits (on and off balance)
Americas	10	7,053	8,524	(17)	7,957	(11)	24,085	21,362	13
The Netherlands		716	591	21	278	158	1,793	1,009	78
United Kingdom		90	70	28	99	(10)	214	219	(3)
New markets	10	7,382	3,844	92	2,690	175	15,655	11,108	41

Total gross deposits		15,242	13,029	17	11,024	38	41,746	33,698	24

Net deposits (on and off balance)
Americas	10	457	3,237	(86)	2,576	(82)	5,672	5,374	6
The Netherlands		338	271	24	(64)	—	647	(113)	—
United Kingdom		57	38	51	80	(29)	123	173	(29)
New markets	10	2,945	2,687	10	826	—	2,706	3,204	(16)

Total net deposits excluding run-off businesses		3,797	6,233	(39)	3,418	11	9,147	8,638	6
Run-off businesses		(265)	(163)	(63)	(485)	45	(1,047)	(2,202)	52

Total net deposits / (outflows)		3,532	6,070	(42)	2,933	20	8,100	6,436	26

Revenue-generating investments

	Sep. 30,	Jun. 30,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	538,217	503,413	7	475,285	13

Investments general account	151,469	142,278	6	135,409	12
Investments for account of policyholders	184,317	174,590	6	165,032	12
Off balance sheet investments third parties	202,432	186,545	9	174,843	16

OPERATIONAL HIGHLIGHTS

Assumption changes and model updates

Aegon reviews its assumptions in the Americas and Asia annually in the third quarter, which resulted in an adjustment to its actuarial assumptions. Over the past year, as part of an ongoing commitment to deliver operational excellence, the company also intensified efforts to review and enhance its models where necessary. These actuarial assumption changes and model updates on balance accounted for charges of EUR 299 million in the third quarter of 2014. The adjustments impacted underlying earnings by EUR 221 million, fair value items by EUR 46 million and earnings from the run-off businesses by EUR 32 million. In addition, underlying earnings before tax are reduced by approximately EUR 20 million per quarter on a recurring basis.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the third quarter of 2014 of EUR 291 million were impacted by charges for actuarial assumption changes and model updates in the Americas and Asia (EUR 221 million). In addition, unfavorable mortality and morbidity experience in the Americas also contributed to lower earnings (EUR 45 million). These items more than offset a one-time gain on reinsurance recaptures in the Americas (EUR 40 million), higher investment income and margins in the Netherlands (EUR 10 million) and improved persistency in the United Kingdom (EUR 6 million).

Underlying earnings from the Americas amounted to EUR 134 million. Higher earnings from growth in variable annuity, mutual fund and pension balances, driven by both markets and net inflows, were more than offset by charges for assumption changes and model updates of EUR 195 million. These were primarily the result of introducing updated mortality and reinsurance assumptions. Assumption changes on client behavior in variable annuities had a smaller positive impact. A detailed description of the assumption changes and model updates can be found in the Americas section on page 8 of this press release.

In the Netherlands, underlying earnings increased 11% to EUR 127 million. This was mainly driven by higher investment income, primarily generated by mortgages and improved margins on savings.

Underlying earnings from Aegon’s operations in the United Kingdom were up 21% to EUR 28 million in the third quarter of 2014, the result of improved persistency and favorable currency movements.

Underlying earnings from New Markets declined to EUR 40 million. The negative impact of model updates in Asia of EUR 26 million more than offset growth at Aegon Asset Management, which resulted from an increase in third party balances, higher performance fees and dividend income from the Chinese joint venture AIFMC.

Total holding costs increased to EUR 37 million. This was primarily the result of higher net interest costs following a debt issuance in the second quarter of 2014 to replace a more expensive perpetual capital security for which the coupons were not part of underlying earnings.

Net income

Net income declined to EUR 52 million due to lower underlying earnings and lower realized gains on investments, which more than offset the improvement in fair value items and impairments.

Fair value items

The results from fair value items amounted to a loss of EUR 296 million. Assumption changes and model updates amounted to EUR 46 million before tax, and were primarily the result of adjusting the modeled hedging costs for the GMWB variable annuity book. Next to these charges, the loss was mainly driven by the macro equity hedge in the United States (EUR 40 million), credit spread tightening in the Netherlands (EUR 63 million) and underperformance of fair value investments in the Americas (EUR 48 million).

Realized gains on investments

Realized gains on investments declined to EUR 85 million, and were primarily related to rebalancing of the fixed income portfolio in the Netherlands.

Impairment charges

Net impairments improved to a positive EUR 5 million. This was the result of the favorable credit environment in the United States, where impairments remained low and were more than offset by recoveries, and lower impairments on Dutch mortgages. This more than compensated for higher impairments on Hungarian mortgages driven by new legislation.

Other charges

Other charges amounted to EUR 29 million and were primarily caused by a provision taken for the closed block of European direct marketing activities.

Run-off businesses

The results of run-off businesses amounted to a loss EUR 31 million as earnings in the third quarter were impacted by model updates of EUR 32 million, affecting the legacy life reinsurance book.

Income tax

Income tax amounted to a positive EUR 29 million in the third quarter, which was mainly the result of losses being tax relieved at high marginal tax. The effective tax rate on underlying earnings was 19%, driven by tax exempt income in the United States and in the Netherlands.

Return on equity

Return on equity declined to 5.0% for the third quarter of 2014, driven by the charges for actuarial assumption changes and model updates in the United States. Return on equity excluding these charges amounted to 8.5% over the same period.

Operating expenses

Operating expenses increased 1% to EUR 826 million, as lower restructuring costs were offset by higher expenses to support the growth of the business in the United States and the Netherlands.

Sales

In the third quarter of 2014, Aegon’s total sales were up 38% to EUR 2.3 billion, which is the result of Aegon’s focus on growing profitable sales in variable annuities, universal life and Dutch group pensions, in addition to growing its third party asset management business. Gross deposits increased 38%, as higher deposits in Aegon Asset Management and variable annuities more than offset lower retirement deposits in the United States. Net deposits, excluding run-off businesses, were up 11% to EUR 3.8 billion. New premium production for accident and health insurance increased 44% to EUR 241 million, mainly due to several portfolio acquisitions in the United States, which were the result of new distribution agreements. New life sales increased 34%, driven by higher sales of universal life products in the United States and a strong improvement of pension production in the Netherlands as Aegon closed the largest pension buyout contract achieved to date.

Market consistent value of new business

The market consistent value of new business remained strong but declined to EUR 192 million. Strong sales growth in the United States and the Netherlands were more than offset by the effect of lower interest rates and less Dutch mortgage production for Aegon’s general account.

Revenue-generating investments

Revenue-generating investments increased 7% during the third quarter of 2014 to EUR 538 billion, driven by net inflows and favorable currency movements.

Capital management

Shareholders’ equity increased EUR 1.6 billion compared to the end of the second quarter of 2014 to EUR 21.9 billion at September 30, 2014. This was mainly driven by the effect of lower interest rates, resulting in higher revaluation reserves, and favorable currency movements. The revaluation reserves increased by EUR 1.1 billion to EUR 6.5 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 16.7 billion—or EUR 7.90 per common share at the end of the third quarter.

The gross leverage ratio further improved to 30.9% in the third quarter, driven by higher shareholders’ equity, and is on track to end up within the target range of 26 to 30% by the end of 2014. Excess capital in the holding declined to EUR 1.5 billion, as the cash allocated to the interim dividend, in addition to interest payments and operating expenses were only partly offset by proceeds from the divestment of the stake in the joint venture with Caja de Badajoz.

At September 30, 2014, Aegon’s Insurance Group Directive (IGD)a solvency ratio was 202%. Earnings generated in the quarter, were offset by the payment of the interim dividend over the first half of 2014 and the impact of a change in the valuation methodology for mortgages in the Netherlands. This adjustment reflects the use of additional market observable data points, including market transactions. This resulted in a reduction of available capital of EUR 0.5 billion, which is expected to be recovered over the lifetime of the mortgage portfolio. The IGD ratio in the Netherlands, excluding Aegon Bank, declined to ~220%, driven primarily by this valuation adjustment (25 percentage points) and a high new business strain resulting from a large pension contract gain.

The capital in excess of the S&P AA threshold in the United States increased to USD 1.1 billion, resulting from earnings generated in the third quarter of 2014. The Pillar I ratio in the United Kingdom, including the with-profit fund, was stable at ~145%, as the negative impact of de-risking and business transformation costs offset earnings generated during the quarter.

On October 16, Aegon announced that it will sell its Canadian operations to Wilton Re for EUR 423 million. This transaction will result in a book loss of EUR 0.8 billion at closing, while the proceeds will be used to redeem the USD 500 million 4.625% senior bond due December 2015. The combination of the divestment and the non-refinancing of the bond will keep Aegon’s leverage ratio unchanged on a pro forma basis, while its fixed charge cover ratio will improve by 0.6 times.

Recognizing the improvements Aegon has made to both its leverage and fixed charge coverage ratios, Fitch has revised the outlook for its ratings on Aegon companies from negative to stable. Fitch rates Aegon N.V. (A), Aegon Americas (AA-), Aegon UK (AA-) and Aegon Bank (A-). Additionally, Moody’s has affirmed its ratings on Aegon companies with a stable outlook. Moody’s rates Aegon N.V. (A3) and Aegon Americas (A1).

Cash flows

Operational free cash flows were EUR (124) million in the third quarter of 2014. Excluding one-time items of EUR (300) million and market impacts of EUR (99) million, operational free cash flows amounted to EUR 275 million. This was below the average level achieved in previous quarters as the new business strain reflected a large pension contract gain in the Netherlands. Market impacts during the third quarter were mainly the result of lower interest rates. One-time items were primarily related to the valuation framework change for mortgages in the Netherlands.

Financial overview, Q3 2014 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	(178)	82	22	(6)	—	(79)
Individual savings and retirement products	236	—	—	(1)	—	236
Pensions	73	40	5	3	—	120
Non-life	—	—	—	7	—	7
Distribution	—	5	—	—	—	5
Asset Management	—	—	—	33	—	33
Other	—	—	—	—	(37)	(37)
Share in underlying earnings before tax of associates	2	—	1	4	—	7

Underlying earnings before tax	134	127	28	40	(37)	291
Fair value items	(159)	(101)	—	—	(36)	(296)
Realized gains / (losses) on investments	14	52	10	8	—	85
Net impairments	21	(2)	—	(14)	—	5
Other income / (charges)	(27)	(6)	(10)	14	(1)	(29)
Run-off businesses	(31)	—	—	—	—	(31)

Income before tax	(48)	70	27	48	(74)	23
Income tax	52	(26)	(2)	(12)	17	29

Net income	4	44	25	35	(57)	52

Net underlying earnings	107	98	31	25	(27)	235

Employee numbers

	Sep. 30,	Dec. 31,
	2014	2013
Employees	28,278	26,891
of which agents	5,466	4,753
of which Aegon’s share of employees in joint ventures and associates	1,572	1,462

AMERICAS

•	Underlying earnings before tax decline to USD 172 million driven by assumption changes and model updates

•	Net loss of USD 1 million due to assumption changes and model updates

•	Sales of life insurance up 22% to USD 188 million, driven by higher universal life sales

•	Gross deposits of USD 9.3 billion reflecting strong growth in variable annuities and mutual funds

Underlying earnings before tax

Underlying earnings from the Americas in the third quarter of 2014 declined to USD 172 million. Higher earnings from growth in variable annuity, mutual fund and pension balances, driven by both markets and net inflows, were more than offset by charges for actuarial assumption changes and model updates of USD 265 million.

•	Life & Protection earnings amounted to a loss of USD 256 million. This was driven by charges for assumption changes of USD 360 million and model updates of USD 40 million. In addition, these actuarial assumption changes and model updates reduced underlying earnings before tax for the Life & Protection unit by approximately USD 25 million in the third quarter, which will recur going forward. Excluding these one-time and recurring items, earnings declined compared to the third quarter of 2013 due to USD 61 million of unfavorable mortality and morbidity claims, and a negative adjustment of USD 11 million related to lower than anticipated reinvestment yields. This was partly offset by the one-time gain on reinsurance recaptures of USD 55 million.

•	Earnings from Individual Savings & Retirement increased to USD 318 million. Variable annuity earnings increased to USD 298 million, resulting from the net benefit from actuarial assumption changes and model updates of USD 174 million. Excluding this benefit, earnings were up due to higher fee income from higher account balances. Fixed annuity earnings declined to USD 7 million, driven by a charge for assumption changes of USD 39 million and the impact of a continued portfolio reduction. Earnings from retail mutual funds increased 42% to USD 13 million due to higher account balances.

•	Employer Solutions & Pensions earnings were up 6% to USD 97 million. This was primarily the result of the growth of account balances, which was partially offset by margin pressure.

•	Earnings from Canada in the quarter increased to USD 12 million, while earnings from Latin America amounted to USD 1 million.

Assumption changes and model updates

Charges arising from assumption changes and model updates included in underlying earnings before tax amounted to USD 265 million.

•	The charge for actuarial assumption changes in Life & Protection amounted to USD 360 million, and was primarily related to updated mortality assumptions for older ages. Model updates, including changes to modeled premium persistency, had a negative impact of USD 40 million.

•	Actuarial assumption changes and model updates in Individual Savings & Retirement amounted to a positive USD 135 million. In variable annuities, updated assumptions related to policyholder behavior on partial withdrawals accounted for the majority of the USD 174 million benefit. The USD 39 million charge at fixed annuities was caused by updated assumptions for the asset portfolio.

Actuarial assumption changes and model updates not included in underlying earnings accounted for a charge of USD 161 million before tax. This was mainly caused by adjusting the modeled hedging costs for the GMWB variable annuity book, improving the hedging models for indexed universal life and updating the discount rate on reserves in the run-off life reinsurance book.

Net income

The net loss from Aegon’s businesses in the Americas was USD 1 million in the third quarter. Lower underlying earnings before tax, a lower contribution from the run-off businesses and higher other charges more than offset lower losses from fair value items.

Results from fair value items amounted to a loss of USD 213 million. Losses on fair value hedges with an accounting match and the result of other fair value items were driven by the impact of model updates and assumption changes of USD 115 million. The loss on fair value hedges without an accounting match under IFRS, which is primarily related to the macro hedge on the GMIB variable annuities book was USD 62 million. Fair value investments amounted to a loss of USD 56 million, mainly driven by an underperformance of alternative investments and spread widening on credit derivatives.

Gross impairments remained low and were more than offset by recoveries on subprime residential mortgage-backed securities, resulting in a net positive USD 28 million for the quarter. Other charges amounted to USD 36 million, primarily caused by a provision for the closed block of European direct marketing activities.

The loss of run-off businesses amounted to USD 43 million, which includes a charge for model updates of USD 44 million in the legacy life reinsurance book.

Return on capital

In the third quarter of 2014, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, declined to 3.1%. Excluding the assumption changes and model updates, the return on average capital amounted to 7.0%.

Operating expenses

Operating expenses declined 5% to USD 464 million, mainly driven by lower restructuring costs.

Sales New

life sales were up 22% to USD 188 million, primarily driven by indexed universal life sales through World Financial Group and the redesigned secondary guarantee universal life product. New premium production for accident and health insurance increased 53% to USD 306 million. This was largely the result of several portfolio acquisitions arising from new distribution agreements. Excluding these acquisitions, sales were 29% higher than in the third quarter of 2013, driven by higher supplemental health sales for both group and individual coverage as a result of the Affordable Care Act.

Gross deposits amounted to USD 9.3 billion. Gross deposits in pensions were USD 5.0 billion. In the third quarter a lower number of plan takeovers were realized, following multiple quarters with elevated deposits as a result of large plan take-overs. This more than offset the growth in recurring deposits, which increased thanks to the continued focus on retirement readiness. Gross deposits in variable annuities of USD 2.9 billion were up by 25%. This was mainly the result of the ongoing focus on key distribution partners, expanding Aegon’s distribution through alternative channels and with product enhancements. Gross deposits in mutual funds increased 32% to USD 1.3 billion, also driven by new distribution partners.

Net deposits, excluding run-off businesses, amounted to USD 0.5 billion in the third quarter. Net deposits for retirement plans declined to USD 1.0 billion, driven by the decrease in pension gross deposits. In the first three quarters of 2014, the asset retention rate improved to approximately 12%, up from 10% in the comparable period of 2013 and on track to reach the 20% target in the medium term.

Outflows from stable value solutions increased to USD 1.7 billion. Net deposits in variable annuities and mutual funds increased to USD 1.8 billion and USD 0.2 billion, respectively, benefiting from both higher gross deposits and lower withdrawal rates. Fixed annuities experienced net outflows of USD 0.6 billion due to the overall portfolio reduction as part of a strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business declined to USD 180 million in the third quarter of 2014, which was mainly the result of a lower contribution from variable annuities. This in turn was caused by lower interest rates, which more than offset the positive impact of higher volumes.

Revenue-generating investments

Revenue-generating investments declined 1% to USD 382 billion during the third quarter. Investments for account of policyholders and off balance sheet investments for third parties were down 1%, driven by negative market movements. General account assets were stable during the quarter, as the impact from the decline in interest rates offset outflows from the run-off businesses and fixed annuities.

Americas c)

USD millions	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax by line of business
Life and protection		(256)	168	—	218	—	54	572	(91)
Fixed annuities		7	52	(86)	47	(84)	117	163	(28)
Variable annuities		298	120	147	123	139	527	313	67
Retail mutual funds		13	11	16	9	42	36	21	66

Individual savings and retirement products		318	184	73	179	78	679	497	36
Employer solutions & pensions		97	92	5	90	6	278	261	6
Canada		12	10	22	(2)	—	26	2	—
Latin America		1	—	—	2	(32)	3	5	(38)

Underlying earnings before tax		172	454	(62)	487	(65)	1,040	1,337	(22)
Fair value items		(213)	(162)	(31)	(646)	67	(442)	(1,155)	62
Realized gains / (losses) on investments		18	70	(74)	8	109	101	108	(7)
Net impairments		28	21	37	(22)	—	53	(63)	—
Other income / (charges)		(36)	(15)	(141)	119	—	(47)	111	—
Run- off businesses		(43)	(1)	—	2	—	(25)	8	—

Income before tax		(73)	367	—	(52)	(40)	681	346	97
Income tax		73	(71)	—	70	3	(84)	13	—

Net income		(1)	296	—	18	—	596	359	66

Net underlying earnings		139	318	(56)	368	(62)	746	978	(24)

Commissions and expenses		1,036	1,145	(10)	1,083	(4)	3,291	3,286	—
of which operating expenses		464	471	(2)	489	(5)	1,388	1,431	(3)

New life sales	10
Life single premiums		85	80	7	30	177	231	94	145
Life recurring premiums annualized		180	164	10	151	19	495	452	10

Total recurring plus 1/10 single		188	172	9	154	22	518	461	12
Life & protection		156	144	9	124	26	434	376	15
Canada		19	18	5	19	—	53	52	3
Latin America		13	10	24	11	12	31	33	(6)

Total recurring plus 1/10 single		188	172	9	154	22	518	461	12
New premium production accident and health insurance		306	309	(1)	201	53	953	672	42

Gross deposits (on and off balance) by line of business	10
Life & protection		3	2	31	5	(48)	7	8	(15)
Fixed annuities		84	87	(4)	123	(32)	243	448	(46)
Variable annuities		2,903	2,475	17	2,324	25	7,416	6,197	20
Retail mutual funds		1,254	953	32	950	32	3,417	3,361	2

Individual savings & retirement products		4,241	3,515	21	3,397	25	11,075	10,006	11
Employer solutions & pensions		5,028	8,141	(38)	7,094	(29)	21,457	17,987	19
Canada		30	27	13	23	29	93	100	(7)
Latin America		4	4	(18)	3	(2)	13	14	(10)

Total gross deposits		9,305	11,689	(20)	10,522	(12)	32,645	28,115	16

Net deposits (on and off balance) by line of business	10
Life & protection		(17)	(9)	(80)	(8)	(114)	(36)	(30)	(23)
Fixed annuities		(552)	(753)	27	(557)	1	(1,991)	(1,718)	(16)
Variable annuities		1,795	1,349	33	1,362	32	4,125	3,365	23
Retail mutual funds		239	131	83	25	—	597	418	43

Individual savings & retirement products		1,482	727	104	830	78	2,730	2,065	32
Employer solutions & pensions		(863)	3,792	—	2,655	—	5,213	5,299	(2)
Canada		(61)	(75)	19	(80)	25	(225)	(270)	17
Latin America		—	3	(82)	3	(80)	6	9	(28)

Total net deposits excluding run-off businesses		541	4,437	(88)	3,400	(84)	7,688	7,073	9
Run-off businesses		(348)	(224)	(55)	(644)	46	(1,420)	(2,898)	51

Total net deposits / (outflows)		193	4,213	(95)	2,756	(93)	6,268	4,175	50

Revenue-generating investments

	Sep. 30, 2014	Jun. 30, 2014%		Dec. 31, 2013%
Revenue-generating investments (total)	381,991	384,172	(1)	363,262	5

Investments general account	106,231	106,717	—	104,425	2
Investments for account of policyholders	109,572	109,867	—	103,659	6
Off balance sheet investments third parties	166,188	167,588	(1)	155,179	7

THE NETHERLANDS

•	Underlying earnings before tax up 11% to EUR 127 million, resulting from higher investment income and improved margins on savings

•	Net income of EUR 44 million impacted by losses from fair value items and lower realized gains

•	New life sales up strongly to EUR 99 million due to a large contract win in pensions

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased 11% to EUR 127 million. This was mainly driven by higher investment income and improved margins on savings.

•	Earnings from Aegon’s Life & Savings operations in the Netherlands were up 40% to EUR 82 million. This was the result of higher investment income, primarily generated by profitable mortgage production, and improved margins on savings.

•	Earnings from the Pension business declined to EUR 40 million, mainly driven by a lower mortgage allocation in the investment portfolio.

•	Non-life earnings amounted to nil. Management actions taken to improve the profitability of the disability segment and the proxy channel in the general insurance business generated positive results. This was partly offset by the negative impact of a number of large claims in the general insurance business outside of the proxy channel.

•	Earnings from the distribution businesses increased to EUR 5 million, mainly driven by continued cost savings.

Net income

Net income from Aegon’s businesses in the Netherlands declined to EUR 44 million. Results on fair value items amounted to a loss of EUR 101 million, which was primarily the result of credit spread tightening, in addition to fair value movements on interest rate and longevity hedges. These charges were partly offset by the positive impact of model updates of EUR 40 million, which was largely driven by a gain from refining the fair value measurement of guarantees. Realized gains on investments totaled EUR 52 million, and were mainly the result of a rebalancing of the fixed income portfolio. Impairments strongly improved as mortgage arrears continued to decline and amounted to EUR 2 million.

Return on capital

The return on average capital invested in Aegon’s businesses in the Netherlands, excluding revaluation reserves and defined benefit plan remeasurements, increased to 12.9%, driven by higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 7% to EUR 195 million. This was mainly driven by investments to support the growth of Aegon’s pension administration and mortgage origination businesses and a reclassification of expenses.

Sales

New life sales more than quadrupled to EUR 99 million in the third quarter. Pension sales strongly increased to EUR 93 million, as Aegon won the pension contract of Dutch mineworkers, the largest ever Dutch pension buyout deal covering approximately EUR 1 billion of assets and 28,000 members. Individual life sales declined to EUR 6 million, driven by the ongoing shift to banksparen products.

In the third quarter, Aegon’s pension administration unit closed a deal to take over the administration of the pension fund of the retail industry, enlarging its client base by 0.9 million to approximately 2.7 million customers.

Production of mortgages in the third quarter of 2014 was up 58% to EUR 1.4 billion, of which EUR 0.8 billion was related to third-party investor demand. Premium production for accident & health and general insurance decreased to EUR 7 million, resulting from a focus on profitability.

Gross deposits more than doubled to EUR 716 million. This was mainly the result of the continued strong performance of Knab, Aegon’s unique online bank in the Netherlands, following its repositioning. Knab accounted for EUR 448 million of gross deposits in the third quarter, up from EUR 29 million in the third quarter of 2013, and more than doubling compared to the previous quarter. PPI deposits strongly increased to EUR 18 million, driven by Aegon’s attractive product offering.

Market consistent value of new business

The market consistent value of new business in the Netherlands declined to EUR 35 million. The benefit of the mineworkers pension contract gain was more than offset by a lower contribution from mortgages, as the majority of production in the third quarter was for third party investors, which carries lower margins.

Revenue-generating investments

Revenue-generating investments amounted to EUR 79 billion, up 3% compared with the previous quarter due to net inflows and positive market impacts.

The Netherlands c)

EUR millions	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax by line of business
Life and Savings		82	78	5	60	40	234	189	24
Pensions		40	45	(12)	55	(28)	135	141	(4)
Non-life		—	3	—	(3)	93	4	(14)	—
Distribution		5	3	48	2	118	13	12	2
Share in underlying earnings before tax of associates		—	1	—	—	—	1	2	(58)

Underlying earnings before tax		127	131	(3)	114	11	386	330	17
Fair value items		(101)	(132)	23	37	—	(268)	(72)	—
Realized gains / (losses) on investments		52	47	11	190	(72)	183	276	(34)
Net impairments		(2)	(3)	15	(13)	81	(7)	(35)	81
Other income / (charges)		(6)	(5)	(20)	(2)	(92)	(14)	(29)	53

Income before tax		70	39	81	326	(78)	281	470	(40)
Income tax		(26)	(7)	—	(94)	72	(62)	(115)	46

Net income		44	32	37	232	(81)	219	355	(38)

Net underlying earnings		98	101	(4)	86	12	300	255	17

Commissions and expenses		249	264	(6)	238	4	766	740	4
of which operating expenses		195	194	—	182	7	575	542	6

New life sales
Life single premiums		984	316	—	192	—	1,560	927	68
Life recurring premiums annualized		1	6	(87)	3	(75)	13	18	(29)

Total recurring plus 1/10 single		99	37	165	23	—	169	111	53
Life and Savings		6	10	(41)	8	(24)	27	32	(14)
Pensions		93	28	—	15	—	141	79	80

Total recurring plus 1/10 single		99	37	165	23	—	169	111	53
New premium production accident and health insurance		1	2	(42)	5	(73)	8	22	(65)
New premium production general insurance		6	6	(12)	6	—	20	20	(1)

Gross deposits (on and off balance) by line of business
Life and Savings		698	556	25	278	151	1,740	1,009	73
Pensions		18	35	(48)	—	—	53	—	—

Total gross deposits		716	591	21	278	158	1,793	1,009	78

Net deposits (on and off balance) by line of business
Life and Savings		319	237	35	(64)	—	594	(113)	—
Pensions		18	35	(48)	—	—	53	—	—

Total net deposits / (outflows)		338	271	24	(64)	—	647	(113)	—

Revenue-generating investments

	Sep. 30, 2014	Jun. 30, 2014%		Dec. 31, 2013%
Revenue-generating investments (total)	79,305	76,730	3	71,993	10

Investments general account	50,190	48,389	4	45,354	11
Investments for account of policyholders	28,188	27,422	3	25,646	10
Off balance sheet investments third parties	927	920	1	994	(7)

UNITED KINGDOM

•	Underlying earnings before tax up 13% to GBP 22 million due to improved persistency

•	Fast-growing platform: inflows amount to GBP 0.4 billion, assets reach GBP 2.4 billion

•	Adding 59,000 new customers in the third quarter

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the third quarter increased to GBP 22 million, mainly driven by improved persistency.

•	Earnings from Life were up 5% to GBP 18 million. Higher earnings from a stronger performance on surplus assets were partly offset by the impact of selective de-risking of the investment portfolio to improve Aegon’s capital position under Solvency II.

•	Earnings from Pensions increased to GBP 4 million as the earnings improvement from better persistency was partly offset by the non-recurrence of a gain in the third quarter of 2013. In addition, expenses related to further improving the functionality of the platform amounted to GBP 3 million in the third quarter. These improvements are intended to meet the needs of Aegon’s customers through investments in retirement solutions and enhancements to the workplace savings platform.

•	Fee revenues amounted to GBP 112 million. The contribution from the new platform was small, but is growing rapidly. Fee revenues from the platform were up 17% sequentially in the third quarter.

Net income

Net income declined to GBP 20 million, as the third quarter of 2013 benefited from a one-time tax gain of GBP 50 million due to a reduction in the corporate tax rate. Other charges included business transformation costs of GBP 12 million in the third quarter of 2014, which were mostly related to restructuring and, to a lesser extent, the implementation of the upcoming pension fee cap. Aegon expects that the majority of the costs for implementing the fee cap will be booked in the fourth quarter of 2014.

Customers

During the third quarter of 2014, Aegon gained approximately 59,000 new customers. Through auto-enrollment, 97 new schemes were added in the third quarter. Around three quarters of Aegon’s existing schemes, in terms of assets under management, have implemented the auto-enrollment requirements so far in 2014.

Sales

The gross and net inflow on Aegon’s platform remained stable at GBP 0.4 billion, while total assets on the platform grew strongly to GBP 2.4 billion at the end of third quarter of 2014. The average policy size on the platform is approximately GBP 64,000, more than double the amount for the traditional book of pensions and bonds.

Growth of platform assets is expected to accelerate in 2015, primarily driven by the upgrade of existing customers to the platform. Aegon first offered this opportunity to its customers this year, and expects significant flows to emerge in 2015 and beyond.

Regulation

In the first quarter, the Department for Work and Pensions (DWP) announced charge caps for auto-enrollment business, which are expected to come into effect from April 1, 2015 onwards. Aegon is currently working to implement the changes, but the majority of the work can only be executed once the legislation has been finalized. As such, uncertainty remains on the full impact of the upcoming DWP regulation on Aegon’s income statement and capital position. In line with its earlier statements, Aegon continues to estimate the impact of the DWP requirements on underlying earnings to be between GBP 20 to 25 million on an annual basis.

Return on capital

The return on average capital invested in Aegon’s businesses in the United Kingdom, excluding revaluation reserves and defined benefit plan remeasurements, was 3.9% in the third quarter of 2014.

Operating expenses

Operating expenses increased 6% to GBP 83 million, mainly as a result of a provision of GBP 9 million for restructuring the European direct marketing activities. Expenses related to investments in technology and business transformation costs amounted to GBP 15 million in the third quarter and Aegon expects these expenses to continue until the end of 2014.

Market consistent value of new business

The market consistent value of new business in the UK declined to GBP (4) million. This was driven by lower margins arising from auto enrollment and lower margins and volumes on annuities.

Revenue-generating investments

Revenue-generating investments increased 1% to GBP 59 billion during the third quarter, driven by positive market effects.

United Kingdom c)

GBP millions	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax by line of business
Life		18	21	(17)	17	5	56	58	(2)
Pensions		4	4	(2)	2	55	14	1	—
Distribution		—	—	—	—	—	—	(2)	—

Underlying earnings before tax		22	26	(15)	19	13	70	57	22
Fair value items		—	(11)	—	(6)	—	(13)	(9)	(46)
Realized gains / (losses) on investments		7	80	(92)	8	(15)	100	32	—
Net impairments		—	—	—	(11)	—	—	(24)	99
Other income / (charges)	5	(8)	1	—	(1)	—	(10)	(40)	76

Income before tax		21	96	(78)	9	118	147	16	—
Income tax attributable to policyholder return		(5)	(11)	49	(8)	28	(21)	(12)	(73)

Income before income tax on shareholders return		15	85	(82)	1	—	126	4	—
Income tax on shareholders return		4	(12)	—	55	(92)	(10)	60	—

Net income		20	73	(73)	56	(65)	116	64	81

Net underlying earnings		25	27	(7)	70	(64)	73	108	(33)

Commissions and expenses		148	143	3	147	1	435	484	(10)
of which operating expenses		83	77	8	78	6	237	244	(3)

New life sales	6
Life single premiums		387	453	(15)	796	(51)	1,294	2,529	(49)
Life recurring premiums annualized		160	181	(12)	110	45	502	428	17

Total recurring plus 1/10 single		199	226	(12)	190	5	631	681	(7)
									—
Life		13	13	—	15	(11)	40	45	(10)
Pensions		185	213	(13)	175	6	591	636	(7)

Total recurring plus 1/10 single		199	226	(12)	190	5	631	681	(7)

New premium production accident and health insurance		—	—	—	—	—	1	—	—
Gross deposits (on and off balance) by line of business
Variable annuities		—	—	—	—	—	—	2	—
Savings		72	57	25	86	(16)	173	185	(6)

Total gross deposits		72	57	25	86	(16)	173	187	(7)

Net deposits (on and off balance) by line of business
Variable annuities		(16)	(21)	21	(10)	(52)	(54)	(28)	(92)
Savings		62	51	20	78	(21)	153	175	(13)

Total net deposits / (outflows)		46	31	48	68	(33)	99	147	(32)

Platform assets under administration (balance end of period)		2,350	1,935	21	950	147	2,350	950	147

Revenue-generating investments

	Sep. 30,	Jun. 30,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	58,912	58,046	1	57,277	3

Investments general account	9,872	9,485	4	8,938	10
Investments for account of policyholders	48,650	48,229	1	48,101	1
Off balance sheet investments third parties	391	331	18	239	63

NEW MARKETS

•	Underlying earnings before tax of EUR 40 million, impacted by model updates in Asia

•	Net income improves to EUR 35 million

•	New life sales up 20% to EUR 61 million due to continued strong performance in Asia

•	Gross deposits triple to EUR 7.4 billion driven by mandate wins in all markets

Underlying earnings before tax

In the third quarter, Aegon’s underlying earnings before tax from New Markets decreased to EUR 40 million, due to lower contribution from Asia.

•	Asia recorded a loss of EUR 19 million driven by a charge from model updates of EUR 26 million, primarily changes to modeled premium persistency, in the high net worth business. The third quarter of 2013 included a gain of EUR 22 million from actuarial assumption changes and model updates. Excluding these effects, earnings increased mainly as a result of the positive impact from growth of the business and lower acquisitions costs in Japan.

•	Earnings from Central & Eastern Europe amounted to EUR 16 million, as lower results in Poland more than offset growth of the business elsewhere. Earnings in Poland were impacted by lower life balances and the effects of changes to pension legislation in 2013.

•	Earnings from Spain & France increased to EUR 7 million. Earnings from Spain amounted to EUR 2 million, with the improvement compared to the third quarter in 2013 driven by business growth from the joint ventures with Banco Santander. The contribution from partner La Mondiale in France remained stable at EUR 5 million.

•	Results from Variable Annuities Europe increased to EUR 3 million due to business growth.

•	Earnings from Aegon Asset Management increased 39% to EUR 33 million as a result of higher third party asset balances, performance fees and dividend income from the Chinese joint venture AIFMC.

Net income

The net income from Aegon’s operations in New Markets improved to EUR 35 million, as the third quarter of 2013 included the negative impact from charges related to the Polish pension fund business and the gain on the divestment of the joint venture with CAM. Impairments amounted to EUR 14 million, primarily due to the Hungarian foreign currency mortgage portfolio. Of this impairment, EUR 11 million was caused by new regulation on unilateral contract modifications. The Hungarian government has indicated that it will introduce further legislation to reduce foreign currency mortgage debt, which could result in additional impairments. Other income amounted to EUR 14 million and included a EUR 7 million book gain from the sale of Aegon’s 50% interest in the joint venture with Caja Badajoz in Spain.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets decreased to 4.7% as a result of lower net underlying earnings. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 2% to EUR 166 million in the third quarter, as higher marketing and sales expenses in asset management more than offset favorable currency impacts in Central & Eastern Europe.

Sales

New life sales amounted to EUR 61 million and were up 20% compared to the third quarter of 2013.

•	In Central & Eastern Europe, new life sales remained stable at EUR 25 million. Increased sales in Turkey, Hungary and the Czech Republic due to improved distribution productivity and growth of the tied-agent network were more than offset by adverse currency movements and lower sales in Ukraine and Poland.

•	In Asia, new life sales almost doubled to EUR 27 million. This was mainly driven by higher sales of universal life products out of Hong Kong and Singapore. Higher sales were driven by both expansion of distribution through brokers as well as increased productivity of existing brokers.

•	New life sales in Spain amounted to EUR 9 million, as the sales contribution from the bancassurance joint ventures was impacted by changes in the organization of the branch network.

New premium production from Aegon’s accident & health and general insurance businesses declined to EUR 18 million, mainly driven by lower direct marketing sales in Asia.

Gross deposits in New Markets were up to EUR 7.4 billion. Deposits in Aegon Asset Management tripled to EUR 7.1 billion as sales in all markets increased. Deposits in Asia declined to EUR 120 million. This was driven by adverse currency movements and lower sales of variable annuities in Japan due to increased competition from alternative products. Deposits in CEE declined 38% to EUR 46 million as a result of changes to pension legislation in Poland.

Net deposits in New Markets more than tripled to EUR 2.9 billion in the third quarter, mainly driven by the launch of a money market fund in China and third party investor demand for Dutch mortgages.

Market consistent value of new business

The market consistent value of new business in New Markets remained stable at EUR 27 million.

Revenue-generating investments

Revenue-generating investments increased 10% to EUR 81 billion during the third quarter of 2014, driven by net inflows, favorable currency movements and positive market impacts.

New Markets c)

EUR millions	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax
Central Eastern Europe		16	19	(15)	17	(8)	53	42	24
Asia		(19)	6	—	25	—	(13)	36	—
Spain & France		7	9	(21)	5	35	26	26	1
Variable Annuities Europe		3	3	(24)	1	—	7	4	84
Aegon Asset Management		33	25	32	24	39	89	73	23

Underlying earnings before tax		40	62	(36)	72	(45)	163	181	(10)
Fair value items		—	1	—	(12)	99	8	(23)	—
Realized gains / (losses) on investments		8	2	—	(4)	—	12	(1)	—
Net impairments		(14)	(15)	7	(4)	—	(38)	(10)	—
Other income / (charges)		14	1	—	(124)	—	13	(22)	—

Income before tax		48	51	(6)	(72)	—	157	125	25
Income tax		(12)	(16)	23	7	—	(44)	(21)	(110)

Net income		35	35	2	(65)	—	113	104	8

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		35	35	1	(65)	—	113	103	9
Non-controlling interests		—	—	—	—	(50)	—	1	(82)
Net underlying earnings		25	44	(43)	46	(46)	114	120	(5)

Commissions and expenses		226	240	(6)	272	(17)	699	739	(6)
of which operating expenses		166	163	2	162	2	485	480	1

New life sales	10
Life single premiums		269	317	(15)	133	102	791	455	74
Life recurring premiums annualized		34	39	(12)	37	(9)	115	124	(8)

Total recurring plus 1/10 single		61	71	(13)	51	20	194	170	14
Life		60	70	(14)	50	21	190	167	14
Associates		1	1	90	1	15	4	3	29

Total recurring plus 1/10 single		61	71	(13)	51	20	194	170	14
Central Eastern Europe		25	25	(2)	25	(2)	74	79	(7)
Asia		27	32	(14)	14	88	85	51	65
Spain & France		9	14	(32)	12	(17)	36	40	(9)

Total recurring plus 1/10 single		61	71	(13)	51	20	194	170	14
New premium production accident and health insurance		8	8	10	10	(18)	25	32	(22)
New premium production general insurance		10	11	(4)	10	2	31	24	30

Gross deposits (on and off balance)	10
Central Eastern Europe		46	57	(18)	75	(38)	161	189	(15)
Asia		120	114	6	169	(28)	373	424	(12)
Spain & France		8	1	—	—	—	10	8	10
Variable Annuities Europe		125	87	43	103	21	297	335	(11)
Aegon Asset Management		7,083	3,585	98	2,343	—	14,815	10,152	46

Total gross deposits		7,382	3,844	92	2,690	175	15,655	11,108	41

Net deposits (on and off balance)	10
Central Eastern Europe		24	41	(42)	59	(59)	(1,429)	63	—
Asia		113	108	5	162	(30)	353	384	(8)
Spain & France		—	(1)	54	—	66	(2)	(6)	65
Variable Annuities Europe		30	(14)	—	1	—	—	(15)	99
Aegon Asset Management		2,778	2,552	9	604	—	3,784	2,778	36

Total net deposits / (outflows)		2,945	2,687	10	826	—	2,706	3,204	(16)

Revenue-generating investments

	Sep. 30,	Jun. 30,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	80,749	73,446	10	70,705	14

Investments general account	4,327	3,923	10	3,396	27
Investments for account of policyholders	6,969	6,710	4	6,357	10
Off balance sheet investments third parties	69,453	62,813	11	60,951	14

Market consistent value of new business

	MCVNB						MCVNB
EUR millions, after tax	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
Americas	136	134	1	177	(23)	422	386	9
The Netherlands	35	60	(43)	70	(51)	134	207	(35)
United Kingdom	(5)	(2)	—	11	—	(6)	53	—
New Markets	27	27	(3)	27	(1)	86	73	18

Total	192	221	(13)	285	(33)	636	719	(12)

Modeled new business: APE

		Premium business APE					Premium business APE
EUR millions	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
	7
Americas		367	347	6	264	39	1,072	848	26
The Netherlands		129	62	106	45	184	272	208	31
United Kingdom		251	278	(10)	205	22	778	785	(1)
New Markets		121	130	(7)	95	26	368	296	24

Total		867	817	6	609	42	2,490	2,137	17

Modeled new business: Deposits

		Deposit business					Deposit business
		Deposits					Deposits
EUR millions	Notes	Q3 2014	Q2 2014%		Q3 2013%		YTD 2014	YTD 2013%
	7
Americas		6,607	4,693	41	7,050	(6)	16,321	17,075	(4)
United Kingdom		—	—	—	—	—	—	2	—
New Markets		251	204	23	273	(8)	680	754	(10)

Total		6,858	4,897	40	7,323	(6)	17,001	17,831	(5)

MCVNB/PVNBP summary

		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q3 2014%			%	YTD 2014%			%
	8
Americas		65	1,769	3.7	17.8	209	4,982	4.2	19.5
The Netherlands		40	2,638	1.5	30.7	152	6,173	2.5	55.9
United Kingdom		(5)	1,719	(0.3)	(2.1)	(6)	5,088	(0.1)	(0.7)
New Markets		26	1,082	2.4	21.3	81	3,300	2.5	22.0

Total		125	7,208	1.7	14.4	437	19,543	2.2	17.5

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q3 2014%			%	YTD 2014%			%
	8
Americas		71	11,397	0.6	1.1	213	25,999	0.8	1.3
The Netherlands		(5)	117	(4.2)	—	(18)	419	(4.4)	—
New Markets		1	284	0.3	0.4	5	780	0.6	0.7

Total		67	11,798	0.6	1.0	199	27,198	0.7	1.2

Currencies

Income statement items: average rate 1 EUR = USD 1.3554 (2013: USD 1.3161).

Income statement items: average rate 1 EUR = GBP 0.8120 (2013: GBP 0.8512).

Balance sheet items: closing rate 1 EUR = USD 1.2633 (2013: USD 1.3537; year-end 2013: USD 1.3780).

Balance sheet items: closing rate 1 EUR = GBP 0.7792 (2013: GBP 0.8359; year-end 2013: GBP 0.8320).

ADDITIONAL INFORMATION

The Hague – November 13, 2014

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q3 2014 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 646 254 3365

United Kingdom: +44 203 427 0503

The Netherlands: +31 20 721 9158

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them. Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult. For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.
2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.
4)	Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.
5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).
9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q3 2014	YTD 2014
Employee expenses	508	1,490
Administrative expenses	286	838

Operating expenses for IFRS reporting	795	2,328
Operating expenses related to jv’s and associates	31	86

Operating expenses in earnings release	826	2,415

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates in consolidated on a proportionate basis.
11)	Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.
a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)	2013 comparative figures have been enhanced with the impacts of voluntary accounting policies changes related to the deferral of policy acquisition costs and longevity reserving in the Nederlands which are effective January 1, 2014 as announced on January 22, 2014.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.